UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 7, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 10/May to 14/May

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM Instruction No. 358/02 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Renato Ciuchini – Strategy and Transformation Director

Event: Tela Viva Móvel 2021

Date and time: May 11th, 2021, at 09:00 a.m.

Link: https://www.telavivamovel.com.br/

Topics to be discussed: How do telecommunications companies see their role in the future? What new alliances and business models do they envision? How are they creating this path?

Pietro Labriola – Chief Executive Officer

Event: Live BTG News - 5G in Brazil: opportunities and challenges in the new market

Date and time: May 11th, 2021, at 07:00 p.m.

Link: https://www.youtube.com/watch?v=ivU-r5nnxNM

Topics to be discussed: Expectations about the implementation of 5G technology in Brazil, evolution of the Brazilian telecommunications market, TIM's strategic initiatives and update on the company's recent results.

Marco Di Costanzo – Network Development Director

Event: DCD Brasil - Building at Scale

Date and time: May 13th, 2021, at 09:00 a.m.

Link: https://www.datacenterdynamics.com/br/eventos/brasil-building-at-scale/2021/keynote02/

Topics to be discussed: 5G and the revolution for different sectors of the economy. Technology, 4.0 Industry and IoT applications.

Rio de Janeiro, May 07th, 2021.

TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 7, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer